

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES AGREEMENT TO PURCHASE ICSA

(Santiago, Chile, October 5, 2007) –(NYSE: CU, Santiago Stock Exchange: CCU) Yesterday, our Argentine subsidiary Compañía Industrial Cervecera S.A. ("CICSA") subscribed an agreement to purchase all of the shares of the Argentine corporation Inversora Cervecera S.A. ("ICSA"). The sale, the share's transfer by the seller and the payment of the price by CICSA are subject to the prior approval of the Argentine Antitrust Commission (currently Secretaría de Comercio Interior), which will be requested in the following days.

The price of all the shares of ICSA, will be calculated as follows: US$88,000,000 (eighty eight millions of American dollars), minus ICSA's liabilities, adjusted by working capital, all properly audited, according to the financial statements at closing.

ICSA owns, among other assets, Bieckert, Palermo and Imperial beer brands, which together represents approximately 5.8% of the Argentine beer market, and a brewery in Luján, Buenos Aires, with a nominal production capacity of 2.7 millions hectoliters per year.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producer and also participates in the confectionary industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Guinness Brewing Worldwide Limited. For more information, visit www.ccu-sa.com.